SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)
                               (Amendment No. 1)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                          John Q. Hammons Hotels, Inc.
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                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    408623106
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                                 (CUSIP Number)

                             Gerald A. Eppner, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6286
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 2004
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            (Dates of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 408623106                SCHEDULE 13D        Page 2 of 11

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________________________________________________________________________________
      1.    Name of Reporting Persons
            I. R. S. Identification Nos. of Above Persons (entities only)

            Stephen J. Clearman
________________________________________________________________________________
      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)                                                 (a)[ ]
                                                                          (b)[ ]
________________________________________________________________________________
      3.    SEC Use Only

________________________________________________________________________________
      4.    Source of Funds (See Instructions): WC

________________________________________________________________________________
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                               [ ]

________________________________________________________________________________
      6.    Citizenship or Place of Organization: United States of America

________________________________________________________________________________
                7.  Sole Voting Power                                      0
Number of
Shares          8.  Shared Voting Power                               60,000(1)
Beneficially
Owned by Each   9.  Sole Dispositive Power                                 0
Reporting
Person With:   10.  Shared Dispositive Power                          60,000(1)
________________________________________________________________________________

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      60,000 (1)
________________________________________________________________________________

      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                           [ ]
________________________________________________________________________________

      13.   Percent of Class Represented by Amount in Row (11)           1.2%(2)
________________________________________________________________________________

      14.   Type of Reporting Person (See Instructions)                  IN

________________________________________________________________________________
(1) Mr. Clearman is the managing member of Kinderhook GP, LLC, which is the general partner of Kinderhook Partners, LP, which directly beneficially owns 60,000 shares of the Issuer's Common Stock.

(2) Assumes a total of 4,932,725 shares outstanding, based on the number reported as of November 9, 2004 in the Issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2004.

                                  SCHEDULE 13D

INTRODUCTION

      This Amendment No.1 ("Amendment No. 1") to the Schedule 13D (the "Schedule 13D") of the JQH Shareholders for Fair Play is being filed to report the addition of a Reporting Person, Mr. Stephen J. Clearman ("Mr. Clearman" and a "Reporting Person"), to the group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), formed for the purpose of acquiring, holding, voting or disposing of securities of John Q. Hammons Hotels, Inc., a Delaware corporation (the "Issuer"), and to otherwise update the holdings of the Reporting Persons (defined below).

      Other than as set forth below, to the best knowledge of the Reporting Persons there has been no material changes in the information set forth in response to Items 1, 4, and 6 of the Schedule 13D, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

Item 2. Identity and Background

      (a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Mr. Clark, individually and on behalf of his spouse; (ii) Mr. Asen, individually and in his capacity as President and sole stockholder of Asen and Co.; (iii) Mr. Combs, in his capacity as agent and director, respectively, for Pacific and General Investments, Inc. ("Pacific") and Kings Bay Investment Company Ltd. ("Kings Bay") and (iv) Mr. Clearman, in his capacity as managing member of Kinderhook GP, LLC, ("Kinderhook GP"), the general partner of Kinderhook Partners, LP.

      Kinderhook Partners, LP is the direct beneficial owner of 60,000 shares of the Issuer's Common Stock. Kinderhook GP is the general partner of Kinderhook Partners, LP and Mr. Clearman is the managing member of Kinderhook GP. Mr. Clearman therefor is the indirect beneficial owner of the shares directly beneficially owned by Kinderhook Partners, LP.

      (b) The principal business address for Mr. Clearman is c/o Kinderhook Partners, LP, 1 Executive Drive, Suite 160, Fort Lee, NJ 07024.

      (c) The principal business of Mr. Clearman is a private investor.

      (f) Mr. Clearman is a U.S. citizen.

Item 3. Source and Amount of Funds

      The net investment cost (including commission) of the shares of Common Stock directly owned by Kinderhook Partners, LP is $286,005. The source of funds used to purchase the shares was working capital.

Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Issuer:

            (iv) Mr. Clearman indirectly beneficially owns 60,000 shares of Common Stock and is the indirect beneficial owner of 1.2% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to beneficially own, directly and indirectly, 1,017,923 shares of Common Stock, which aggregates to 20.6% of the issued and outstanding Common Stock of the Issuer.

      (b) As of the date hereof, the Reporting Persons have the following voting and dispositive powers in the securities of the Issuer:

            (iv) Mr. Clearman has shared voting and shared dispositive power over 60,000 shares of Common Stock.

      (d) Mr. Clearman, as the managing member of Kinderhook GP, which is the general partner of Kinderhook Partners, LP, has shared power to vote and dispose of the shares of Common Stock directly beneficially owned by Kinderhook Partners, LP.

      No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated November 17, 2004, among James M. Clark. Jr., R. Scott Asen, Gifford Combs and Stephen J. Clearman.


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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 17, 2004

                                    /s/ Stephen J. Clearman
                                    --------------------------------------
                                    Stephen J. Clearman